August 28, 2009

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On July 10, 2009, Northern Lights Fund Trust (the "Registrant"), on behalf of the Rady Contrarian Fund and the Rady Opportunistic Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 93 to its registration statement under the Securities Act of 1933 on Form N-1A.  On July 28, 2009, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS COMMENTS

1.

Comment.  Please move reference to the Funds' Privacy Policy to the table of contents or delete the stand-alone reference directing the reader to the last page of the Prospectus.

Response.  The reference to the Privacy Policy has been moved to the Table of Contents.

2.

Comment.  In each Fees and Expenses of the Fund section, please change Fee Deferral to Fee Waiver.

Response.  The requested change has been made in the Fee tables and accompanying footnotes.

3.

Comment.  In each Fund's footnote number 2, please change the first reference to financial statements to financial highlights.

Response.  The requested change has been made in both footnotes number 2.

4.

Comment.  Please move each Fund's footnotes that follow the expense Example so they immediately follow the Fees and Expenses table.

Response.  The footnotes have been moved.

5.

Comment.  Delete each Fund's description of the performance-based management fee which follows the expense Example.

Response.  The description has been deleted.

6.

Comment.  For each Fund, under Principal Investment Strategies, please define equity securities.

Response.  For the Rady Contrarian Fund, the first paragraph under Principal Investment Strategies has been modified, in relevant part, as follows.

Principal Investment Strategies:  The Fund’s adviser seeks to achieve the Fund’s investment objective by investing in a combination of long and short positions in (1) equity securities (common and preferred stock), …

For the Rady Opportunistic Fund, the first paragraph under Principal Investment Strategies has been modified, in relevant part, as follows.

Principal Investment Strategies:  The Fund’s adviser seeks to achieve the Fund’s investment objective by investing in a combination of (1) equity securities  (common and preferred stock), …

7.

Comment.  For each Fund, please add an explanation of contrarian when referring to the adviser's Contrarian Investment Model.

Response.  For each Fund, the first paragraph under Principal Investment Strategies has been modified, in relevant part, as follows.

…adviser’s proprietary Contrarian Investment Model.  The Model develops a company-specific security price forecast that is “contrary” to conventional market wisdom and the current market price of a security.

8.

Comment.  For each Fund, please add a reference to and definition of mid-cap issuer under Principal Investment Strategies.

Response.  For each Fund, the first paragraph under Principal Investment Strategies has been edited to include the following additional disclosure.

The adviser expects to focus the Fund’s investments in medium-to-large capitalization companies.  The adviser defines medium capitalization companies as those with market capitalization at the time of purchase within the range of companies in the S&P MidCap 400 Index.  The adviser defines large capitalization companies as those with market capitalization above the medium capitalization range.

9.

Comment.  For each Fund, under Principal Investment Strategies, please add a reference to turnover in the Principal Investment Strategy section.

Response.  For each Fund, the first paragraph under Principal Investment Strategies has been edited to include the following additional disclosure.

The adviser may engage in frequent trading of the Fund's portfolio securities.

10.

Comment.  For each Fund, under Principal Investment Strategies, please add a summary description of how the Fund's adviser decides to buy and sell securities.

Response.  For the Rady Contrarian Fund, the following has been added under Principal Investment Strategies.

The adviser buys securities that it believes are undervalued and sells them when it believes they have reached their target price or more compelling investments are available.  The adviser sells short securities that it believes they are overvalued and covers (buys back) these securities when it believes they have reached their target price or more compelling short sale opportunities are available.

For the Rady Opportunistic Fund, the following has been added under Principal Investment Strategies.

The adviser buys securities that it believes are undervalued and sells them when it believes they have reached their target price or more compelling investments are available.

11.

Comment.  For each Fund, please add currency risk under Principal Investment Risks, if appropriate.

Response.  The Registrant does not believe that currency risk is a principal investment risk because the Funds' foreign exposure will be achieved though American Depositary Receipts (ADRs), which are denominated in U.S. dollars.

12.

Comment.  For the Rady Contrarian Fund, under Principal Investment Risks, please expand the summary of short sale risk to disclose that short position losses may be unlimited.

Response.  the following has been added to the Item 4 short sale risk summary and the Item 9 short sale risk description.

Unlike long positions, losses on short positions are potentially unlimited.

13.

Comment.  For the Rady Contrarian Fund, under Performance, please describe the basis for presenting the performance of the predecessor limited partnership.

Response.  The Registrant believes that the prior performance of the Contrarian Value Investments, LP (the "LP") may be included under the guidance of the MassMutual No-Action Letter (MassMutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995).  The Registrant believes the LP and the Fund are similarly situated to the separate investment account[s] and the MassMutual Institutional Fund[s] because the (1) investment objective of the LP and the Fund are identical; (2) the Fund will be managed equivalently to the LP in all material respects; (3) shortly before the public offering of the Fund's shares, the LP will transfer its assets to the Fund in exchange for Fund shares resulting in a continuation of LP in the form of the Fund; (4) the LP is not part of a set of incubator funds from which the best performing fund is selected; (5) the Fund's adviser does not manage other similarly situated accounts which might potentially serve as a basis for an alternative presentation of prior performance disclosure; (6) the LP was not created solely to establish a performance record; and (7) prior performance is calculated net of fees (although without adjustment for performance fees) and will be presented consistent with the computation requirements of Form N-1A.  Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

14.

Comment.  Under the description of the portfolio manager, add the year each Fund commenced operations.

Response.  For both Funds, portfolio manager description under Item 5 has been edited as follows.

Mr. Rady has served the Fund as its portfolio manager since it commenced operations in 2009 and is responsible for the day-to-day management of the Fund.

15.

Comment.  For both Funds, under the Item 6 description of Purchase and Sale of Fund Shares, please delete the last sentence.

Response.  The sentence has been deleted.

16.

Comment.  For both Funds, under the Item 9 description of Principal Investment Strategy, please identify the capitalization range in the S&P 400 Index.

Response.  The capitalization range will be identified consistent with the indices and ranges identified in the edited Item 4 description of Principal Investment   Strategies.

17.

Comment.  Under the Item 9 disclosure describing ETF Risk, Alternative Assets Risk, please add a definition of alternative assets.

Response.  The following has been added to Alternative Assets Risk.

Alternative asset ETFs include those linked to commodities, energy, metals, infrastructure, natural resources, real estate and other non-traditional asset classes.  The risks and volatility of each ETF are linked to the economic and other risks specific to the economic segment in which the ETF invests.  For example, …

18.

Comment.  In the description of the Performance-Based Management Fee, consider whether the term "fulcrum" should be used.

Response.  The Registrant believes usage of fulcrum in fee descriptions has evolved to the point that it is understood by prospective investors, especially in light of the lengthy description provided in the Prospectus.

19.

Comment.  In the description of the Performance-Based Management Fee please revise the first sentence of the third paragraph to make it clearer.

Response.  The sentence has been edited as follows.

For purposes of comparing each Fund’s after-expenses performance to the investment record of the S&P 500 Index, each Fund's current-period performance already reflects and includes any increased management fees from performance adjustments made during the performance period.

20.

Comment.  In the description of Prior Performance Information, please provide additional description of the similarities between the management of the composite of Core Value Strategy accounts and the Funds.

Response.  The disclosure has been edited as follows to more clearly describe prior performance information.

Mr. Rady is responsible for managing separate accounts for clients of the adviser, a portion of which are invested in the "Core Value Strategy."  This strategy employs the same features of the Funds' principal investment strategies including investment in equity securities, ETFs and ADRs using the adviser's contrarian investment model.  Consequently, this strategy  is substantially similar to the strategy employed by the Rady Opportunistic Fund and the long portion of the Rady Contrarian Fund.

Mr. Rady has full discretionary authority over the selection of investments for those Core Value Strategy accounts, and intends to use substantially the same goals and style of investment management in managing the Funds.  The Rady Opportunistic Fund will have substantially the same investment objective, policies and strategies as the Core Value Strategy accounts.  With respect to the long portion of its investments, the Rady Contrarian Fund will have substantially the same investment objective, policies and strategies as the Core Value Strategy accounts.  However, the Rady Contrarian Fund will employ short selling as an additional and different strategy.

The information for the Core Value Strategy accounts, which includes all substantially similar accounts, is provided to show the past performance of those accounts as measured against the specified benchmark and index.

21.

Comment.  Under Factors to Consider When Choosing a Share Class, please consider adding additional disclosures which might merit consideration when choosing between share classes.

Response.  The following has been added under Factors to Consider When Choosing a Share Class.

You should also consider whether your investment in a Fund meets the minimum for Class I shares, which have no front-end sales change and no 12b-1 fees.

22.

Comment.  Consider moving the text which follows Additional Compensation to Financial Intermediaries to the text under Distribution Fees.

Response.  Because the additional compensation paid to financial intermediaries, if any, is not borne by shareholders, the Registrant believes that if the text describing these arrangements were moved to Distribution Fees, prospective investors might be confused about whether or not they bear the cost of such payments.

23.

Comment.  In the description of the Performance-Based Management Fee, please revise the first sentence of the third paragraph to make it clearer.

Response.  The sentence has been edited as follows.

For purposes of comparing the Fund’s after-expenses performance to the investment record of the S&P 500 Index, the Fund's current-period performance already reflects and includes any increased management fees from performance adjustments made during the performance period.

24.

Comment.  Under the section entitled How Shares Are Priced, the disclosure refers to foreign securities exchanges, which raises the question, will the Fund invest in foreign securities?

Response.  The Fund may, but it is not a principal investment strategy.

25.

Comment.  In the description of When Redemptions Are Sent, please make the requested edits.

Response.  The description has been revised as follows.

If you purchase shares using a check and soon after request a redemption, your redemption  proceeds will not be  sent until the check used for your purchase has cleared your bank (usually within 10 days of the purchase date).

26.

Comment.  In the section describing frequent purchases and redemptions of fund shares, please be more specific about the circumstances that will trigger a market timing review.

Response.  The following has been added to the second paragraph of the section entitled "Frequent Purchases and Redemption of Fund Shares."

"If a shareholder makes a redemption that is both within a predetermined number of days of purchase and in excess of a predetermined dollar amount, the Fund and its adviser will further evaluate the shareholder's transactions to determine whether the trading pattern suggests an ongoing market timing strategy."

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

27.

Comment.  In the description of securities in which the Funds may invest, please clarify which are related to each Fund's principal investment strategies.

Response.  The Registrant believes that securities which are part of each Fund's principal investment strategy are clearly identified in the Prospectus and therefore would be obvious to a prospective investor who may be reviewing the Statement of Additional Information .  Consequently, the Registrant believes that additional identification in the Statement of Additional Information is unnecessary.

28.

Comment.  Under the description of non-fundamental investment limitations, please clarify how the illiquid investment restriction interacts with the time of purchase disclosure in the last paragraph of this section.

Response.  The following has been added to the last paragraph.

No Fund will make additional purchases of illiquid securities unless it complies with the restriction described in 4 "Illiquid Investments," at the time of purchase.

Subsequent to receiving your comments, the Registrant determined to rename the Rady Contrarian Fund the “Rady Contrarian Long/Short Fund” and the Rady Opportunistic Fund the “Rady Opportunistic Value Fund.”  Conforming changes to the Fund names have been made throughout the Prospectus and Statement of Additional Information.  Additionally, the Item 9 description of Management Risk has been expanded to include the following additional disclosure.

Additionally, if the adviser overestimates the value or return potential of one or more securities, the Funds may underperform the equity market in general.  The market may not agree with the adviser's determination that a stock is undervalued, and the stock’s price may not increase to what adviser believes is its full value.  It may even decrease in value.  During these periods, relative performance may suffer.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771